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                                                                   EXHIBIT 99.05

                                      WIPRO
                                  EARNINGS CALL
                                 APRIL 17, 2003

MODERATOR: Ladies and gentleman thank you for standing by and welcome to the Wipro earning teleconference call for the period ending March 31, 2003. At this time, all participants' are in a listen-only mode. Later we will have a question and answer session, and I will give you instructions at that time. Should you require assistance while you are on this call, simply press 0 then *, and an operator will come on to your line to assist you. As a reminder this conference is being recorded for digitized replay and that information will be given out at the conclusion of the call. I would now like to turn the conference over to Wipro Management. Mr. Sridhar Rama Subbu, please go ahead.

SRIDHAR: Good morning ladies and gentleman, and good evening to the participants across the globe. This is Sridhar Rama Subbu, and I handle the investor relations function for North America along with Shankar and Lakshminarayana in Bangalore. We extend a warm welcome to all the participants from US and UK and elsewhere to Wipro's fourth quarter results and the earnings call for the period ending March 31, 2003. We have with us today, Mr. Azim Premji, Chairman and Managing Director, Mr. Suresh Senapathy, Chief Financial Officer, who will comment on the US GAAP results for the quarter ended march 31, 2003. They are joined by Mr. Vivek Paul, Vice Chairman, Mr. Suresh Vaswani, President of Wipro Infotech, Mr. Vineet Agarwal, Consumer Care, Mr. Raman Roy, and other senior members of the management team who will be happy to answer the questions you have. Before we go ahead with the call, let me draw your attention that during the call we might make certain forward-looking statements within the meaning of the Private Securities Litigation Reforms Act, 1995. These statements are based on management's current expectations and are associated with uncertainty and risks, which could cause the actual results to differ materially from those expected. These uncertainties and risk factors have been explained in detail in our filings with SEC. The call is scheduled for one hour, the presentation of the fourth quarter results will be followed by a question answer session. The operator will walk you through the procedure for asking questions. To remind you, the entire earnings call proceedings are being archived and transcripts will be made available after the call at www.wipro.com. Over to Bangalore, ladies and gentleman, Mr. Azim Premji, Chairman and Managing Director, Wipro.

AZIM PREMJI: Good morning ladies and gentleman. The board of directors in the meeting held this morning approved the accounts for the year ended March 2003. Our results have been mailed to those registered with us and are also on the website. Let me share with you some of our thoughts and how we see the environment. Customers want to see value for the price they pay. You create value for the customers by either increasing value or decreasing price.

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Customers want higher value at a lower price. This is the trend that began in
2001, and we believe this trend will only accelerate. Customer requirements need attention. Our response is to offer our customers a wider service range and to a larger number of customers. This we will achieve by a combination of organic service line expansions and acquisitions. To address a larger number of customers, we will increase our investment in sales and marketing and prudently evaluate potential acquisitions. In calendar 2002, we completed three acquisitions. Spectramind for service line expansion, Global Energy Practice of AMS Incorporated for consultancy skill set and customer relationships, and R&D labs of Ericcson. Our success in integrating these acquisitions has given us confidence to pursue this strategy further. We evaluate candidates for acquisitions on an ongoing basis. The first criteria we use for evaluating acquisitions is whether such candidates fit strategically and culturally. If these two criteria are met, we proceed to financial evaluation. Candidates must meet financial targets. When it comes to acquisitions, we are conscious that there will often be short-term pain of margin contraction due to the acquisition related cost of integration bonus and amortization of intangibles. In our view, the short-term pain is acceptable only because of long-term gain we see in potential acquisitions. Looking ahead in the global IT services business; we see rupee appreciation and pricing contributing to margin pressure. On the other hand, we believe providing higher value-added services, moving business offshore, increasing utilization, and managing cost to mitigate these downsides.

Our Consumer Care and Lighting business has generated positive cash flows for decades with consistent margins. We have invested in building a retail distribution network reaching out to over one million outlets. Our strategy in this business is to realize the value of this distribution network by acquiring brands. Our acquisition of Glucovita, a glucose based energy drink is part of this strategy. We continue to evaluate other similar brands as potential acquisitions as well. Our financial parameters for acquisitions both technology business and consumer care business are similar. I will now request Suresh Senapathy, our CFO, to comment on the result before we start taking questions.

SURESH SENAPATHY: A very good morning to all of you in the US and good evening to all of you in India and Asia Pacific. Mr. Premji shared our thinking on the business environment. I'll touch upon a few aspects of accounting significance. As Mr. Premji said we evaluate acquisitions from an economic perspective. When we do this, we also consider the accounting implication. The difference between the two is in time horizon. When evaluating an acquisition from an economic perspective, we believe the time horizon is about three to five years. By contrast, when evaluating an acquisition from an accounting perspective, you need to break the cost associated with an acquisition down into quarters. One major difference in evaluating potential acquisition from an economic perspective versus an accounting perspective results from the accounting treatment of integration bonus in both India and US GAAP and in US GAAP, amortization of intangibles. While from an economic perspective both

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these are considered as purchase consideration as they are settled at the time of acquisition, in the accounting statements these amounts are considered as debits in the P&L for a period ranging from 4 to 8 quarters. This is the factor that we are conscious of when looking at financial results. On brand acquisitions, the consideration paid will be amortized over the life of the product, life of the products will be determined with regard to its resilience. During the year 2002-2003, Wipro GE Medical Systems, a joint venture, in which we hold a 49% equity stake reported a loss of Rs. 371 million, about $7.8 million. As highlighted previously, the medical equipment market continues to be under volume and pricing pressure, but we are working with our joint venture partner to adapt our organization and market approach and bring our JV back to its historical profitability. We believe that this venture will exit fiscal 2003-2004 on a profitable trend. We will now be glad to take questions.

MODERATOR: Ladies and gentleman if you wish to ask a question, please press 1 on your touchtone phone. You will hear a tone then indicating you have been placed in queue. If you are on a speakerphone, we do ask for the speakers sound clarity that you pick up your handset, when you ask your question. Our first question is coming from the line of Ashish Kumar from Credit Suisse First Boston, please go ahead.

ASHISH: Thank you, good evening. My first question is: In the opening remark Mr. Premji said that customers are asking for better price, higher value, and the trend might accelerate. Does that mean that pricing pressure will accelerate?

AZIM PREMJI: No we do not mean pricing pressure will accelerate. We are making a statement, which says that customers are driving more value for money and they will continue to do that. The trick is what do we offer in terms of value added, the trick is what do we offer in terms of differentiated services, and even if the realizations come in the pricing pressures, how do we have a mix of deliverables in terms of our cost track up that we are still able to deliver acceptable operating margins.

ASHISH: Okay. And Sir, our earlier hypothesis; by our meaning most people in the market, were of the assumption that as utilization rate picks up, at some point in time, there will be pricing stability, unfortunately that didn't happen. Now most of us look at hiring parameters and think that till companies are hiring, volume growth will follow; and I am just being perhaps cynical, but is there a probability, or could you tell us a scenario under which volume growth, which has held up for the top tier companies in a sequential growth fashion, might not hold and we could see volume contraction.

VIVEK: This is Vivek. I think as things stand right now, as we talk to customers, really unanimously the feedback we hear is that they want to do more. So I think more customers want to do it, and the customers that we have want to outsource to us more. So, I think from a trend basis, I think clearly the outlook is pretty

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positive in terms of volume. However, in the short term, when it comes down to nailing down the next 5, 10, 12 weeks, there is always uncertainty as to which project will transition when. They have got to work with their own issues internally in terms of what they are doing with their employees, because typically it is work that was done earlier somewhere out, either with another vendor or internally. And also, what kind of appetite they have for making significant changes. So, I think that what we are seeing is a long to medium term kind of stability and strong interest, but in short term still relative level of uncertainty, not uncertainty in terms of will it happen, but when it will happen.

ASHISH: Sure sir. And, one just last question for Mr. Suresh Senapathy. Clearly our company along with the other top tier companies have entered a slow growth phase, and I know you do have plans for acquisition etc, you also have a lot of cash and our model is highly profitable, free cash flow generative, what is our dividend pay out policy and are we going to look to increase dividends.

SURESH: Well the way we have progressed so far as dividend policy as you know, Wipro has already been using its cash for growth, and here whatever cash flow has been generating and have been able to collect it in the ADRs, we have been using it for acquisition. We continue to have initiatives in this area. And, as it has been articulated in our annual report of last year, at the moment we are of a view that if we do not need that much of cash, then yes, we will consider more dividends. But, this point in time, the approach is to conserve cash to be able to use it for acquisitions.

ASHISH: Sure sir. Thank you very much.

MODERATOR: The next question comes from the line of Anirudh Dange at CLSA, please go ahead.

ANIRUDH: Hi this is Anirudh Dange from CLSA. Just spending some more time on the pricing issue, just wanted to understand, there are two sources of pricing pressure, one is from the re-negotiation of the existing contracts and the clients coming back for lower pricing, and second possibly due to may be volume discounts which have been promised and which start coming in now. Would be interesting to know from you as to #1) we were assuming that the re-negotiation phase is ending by say may be three to four months back, what has led to the re-negotiation if it all it is, and if not, then what are, any other sources of pricing pressure which has come up.

VIVEK: I think that the two sources you pointed out are really valid, which is that, we are seeing customers coming back and re-negotiating. As we started this calendar year, pretty much out of the blue I think, you know, they set their new plans or whatever saying that, okay guys, we are interested in volume, we would like to be able to get a better price. So, we are seeing that.

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ANIRUDH: Could you give us, I mean, re-negotiation cycle I thought was ended about three to four months back. Have the re-negotiation, people come back who have gone through one cycle of re-negotiation, have they come back further to cut more rates. Are there any instances like that?

VIVEK: No, I think the way that it works is that we have our contracts expire at various times of the year, so we don't have a single contract expiration date. We have multiple contract expiration dates, so what I am saying is that, in this calendar quarter, in the start of this calendar year, what we had was people who were even not up for a renewal, coming back and saying, well we would like to be able to do more volume and therefore would like a better rate.

ANIRUDH: And, in the last quarter conference call, you had indicated that possibly some sources of worry were the insourcing by some of the companies in India who have set up their own centers, or who have their own centers. What have the trends been in that area, have they been a bigger cause of worry?

VIVEK: Actually the worry there has shifted from being volume worry to price worry. If I look at the last quarter, we actually had a worse performance on pricing on the technology side of the business than on the IT side of the business. So, what we found was that in those instances where customers were really ramping up their own internal India development centers, for us to participate in their growth plan, we had to cough up a little bit more.

ANIRUDH: My last question is again to Mr. Senapathy. There is one item in the schedule, loans and advances figure, which is basically advances recoverable in cash or kind, that number has doubled in the year, more or less doubled, could you indicate what is that number exactly. Schedule 10, loans and advances, advances recoverable in cash and kind.

LAN: Yeah, Dange, is it Indian GAAP or US GAAP you are referring to.

ANIRUDH: Indian GAAP.

SURESH: Yeah, it will have both these things, a) because of the increase in the head count there will be advance for the onsite growth that you have got, and b) also some of the investments also that are covered there in terms of the money that we would have with GE Capital or ICICI, will get reflected there.

ANIRUDH: Actually this is just one part of that schedule, may be I can take it later, but it was basically considered good which is other than the GE, ICICI, and all other deposits. It has gone up from Rs. 949 to 1726 million Rs.

SURESH: Yeah, Shankar will just explain that.

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SHANKAR: When you are comparing last year's figures to current year figures, the last year figures do not include figures pertaining to Spectramind, which was not a part of Wipro Limited since July 2002. There is certain amount of loans and advances there, which is part of it. The second factor is in terms of loans and advances pertaining to employees due to the amount of volume that has increased in onsite.

ANIRUDH: Okay, thank you.

MODERATOR: And our next question comes from the line of Wachovia Securities, please go ahead.

MALE PARTICIPANT: Thank you for taking my call, I had a few questions, I was wondering if you could comment on the pace that new business given the war in Iraq and the SARS virus.

VIVEK: We have not seen any significant impact on business on either of those. In the morning call we had shared the data that we had 40 business schedules from customers and prospects from March 15 to a couple of days ago. Of those 40 visits, 18 were canceled. So what that also means is that 22 did go ahead and do the visit as they saw us a pleasant oasis between SARS on the left and Iraq on the right. So, I think that we clearly saw some impact on travel, but not a shut down. In terms of the impact itself, to the extent that it is a couple of week disruption, it does not really make any difference because sales cycles are typically six months long, and customers can just reschedule a trip without necessitating a impact on the business. However, we live in a world of imponderables, I mean, if the SARS thing becomes a pandemic, then you know we have to worry about it on multiple levels.

MALE PARTICIPANT: The ones that did cancel, the customers canceled, did any of them called back now to reset?

VIVEK: No not yet. This is literally between March 15 to two or three days ago. So, I think that if they canceled, they are unlikely to reschedule until they see more stability. So, I think the Iraq uncertainty is done. They probably will wait another week or so to see if the SARS thing does not spread outside anymore than it has.

MALE PARTICIPANT: I read in some of the news articles that guidance had been lowered or maybe it was lowered relative to the analyst expectations, can you help me with what you did with the forward guidance.

VIVEK: Yeah, the forward guidance was for the quarter, and what we said is that our technology services business will have a guidance of $172 million for the quarter, and our business process outsourcing business would have a guidance of $16 million for the quarter.

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MALE PARTICIPANT: And, you hadn't had numbers out previously.

VIVEK: We did not have numbers out previously.

MALE PARTICIPANT: Okay thank you.

VIVEK: For the last quarter, we had guided 162, we did 167, and on the business process side, we had guided 12, and we did 14.

MODERATOR: Our next question comes from the line of Mr. Trideep at UBS Warburg, please go ahead.

TRIDEEP: Hi. My question has got to do on the margin side, EBITDA margin side. If you could explain the difference, I mean, the margin decline in this quarter and highlight what kind of outlook do we expect for the next quarter margins as well on the IT services side.

SURESH: Yeah, you want to look at from the US GAAP perspective, Trideep.

TRIDEEP: No, from the Indian GAAP perspective.

SURESH: Yeah. We had discussed that in the morning. We mentioned that the acquisition we had in terms of the utility business of AMS had an impact by about 1.7% in the SG&A because it included some of the retention bonuses that sort of fructified. And, about 1% we had an impact of rupee/dollar appreciation, and we had some improvement in the utilization, and there has been reduction in the billing rates, and a combination of all this, there has been a reduction of overall 3.9% in terms of operating margins between quarter four and quarter three of the last ended year. Now, going forward if you see all these factors, well rupee would perhaps continue to appreciate at least next two to three quarters. Billing rates in terms of the committed reductions that will also have the flow through in terms of the current and the next quarter. There could be scope in terms of improvement in the utilization. We continue to invest on the selling expenses. So far as the bonuses are concerned, perhaps there will be, it will not be as much. So, there is a mixed bag of some good guys and some bad guys. But overall we would say in the short term there will be a little bit of softness in the operating margins.

TRIDEEP: I see, thank a lot.

MODERATOR: Our next question comes from the line of Moshe Khatri at SG Collins, please go ahead.

KHATRI: Good morning. I just wanted to focus more on gross margin trends from US GAAP perspective. Can you give us some feel about the trends in gross

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margin for this quarter, what impacted gross margin, and then if possible can you also talk about give us a feel also on the trends for gross margins for the next quarter and then finally also I guess we need to talk a little bit about the competitive landscape, how significant of an impact if any the US based vendors are having on your business so far. Thanks.

VIVEK: May be Moshe I can start off with the discussion on the mass element, which is the impact of the US based guys while you know and then may be Senapathy can answer the question on the gross margins.

If you look at on the US based companies, we really don't see them in more than may be 2% to 3% of the incidences in which we compete, and they primarily compete at large clients where they are looking at a big kind of a offshore outsourcing tender, and there they have been very very aggressive on pricing. As things stand today we really haven't lost a deal to them, so if they are growing their India development centers, my sense is that they are targeting their existing account there and doing it in a way that you know either we haven't seen a deal close, but at least in the customers that we are competing are the ones we see them are in a very limited you know large accounts, they have an incumbent relationship, customers looking for a large offshore kind of a big bang approach, we see them there.

SURESH: Yeah, so far as the gross margin the US GAAP is concerned, last quarter i.e. December 2002 quarter we had a gross margin about 41.8%, this I am talking about the global IT services business, and this quarter that is ending March 2003, we had 40.9%, that means there is a reduction/decline of 0.8% point, and as discussed earlier it is

         a. Impact of the rupee appreciation,

         b. It is an impact of little bit of change in the offshore mix, which means the onsite percentage went up with this acquisition of the AMS that got converted

         c. And also in terms of there have been improvement in the utilization rate.

A combination of these three factors, there has been a overall decline in the gross margin by 0.8%.

KHATRI: So, on a relative basis your gross margin has held up pretty well in an environment where everybody is kind of complaining about pricing and bill rate pressure, am I correct?

VIVEK: Yeah.

KHATRI: Thank you.

MODERATOR: The next question comes from the line of Girish Pai at SSKI Securities. Please go ahead.

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GIRISH PAI: Yeah hi. Vivek on your morning call you had said that profit growth is most important, but I just want to understand your commitment to maintaining margins because we have seen earnings declining or being flatish vis a vis XYZ, what is your commitment to maintaining margins from here on?

VIVEK: As I said earlier, it is our responsibility to try and walk that line between volume and pricing, and as a result focusing not necessarily on percentage as much as on dollar growth, and I think that at this moment in time that is the approach we are taking. So, we are looking at, for example, if we have the opportunity to make another acquisition that can allow us to get all the benefits we have talked about in terms of integration both in terms of the volume, the end-to-end play, the strategic value as well as being able to get more revenue in at a higher price point, even if it is margin dilutive we rather do it than not do it. So, I think that is kind of the approach we are taking. Ultimately it is dollars that we take to the bank and we have to drive profitability growth in dollars.

GIRISH PAI: Okay, I think the company seems to be in a some kind of investment phase vis a vis your sales and marketing spending, I was wondering how long will this investment phase continue, where do you see the spending on sales and marketing stabilizing at?

VIVEK: I would say that if you look at the next year, we are looking at investment in account managers and some more brand building. So, I would say that we are probably going to see a little bit more investment next year, but not necessarily in terms of the field head count addition that we saw in terms of pure sales people. So, the nature will change and probably not as much as we did last year, but we will continue to invest from the sales and marketing side.

MODERATOR: Our next question comes from the line of Manoj Singla at JP Morgan. Please go ahead.

MANOJ: Hello sir. My question relates to the management's commitment as you point out sometime back to growing profits in absolute term dollar-on-dollar. Now if I look at the absolute amount of profit growth in FY-03 over FY-02, I think it is around 5% even if I exclude the impact of the medical systems business and discontinued operation of ISP. So, are you comfortable with this kind of a growth, you wanted it to be higher, what will be your comfortable level of growth as management would like to have on profits.

VIVEK: Well you know, I mean without necessarily giving a profit guidance, without intending to, I think that what we can clearly state is we would not like to have growth of 5%, we would like to have it more than that. But I mean I don't want to be decoyed but you know after or whatever the reasons, we have decided not to give profit guidance, so I don't want to that much of into it, if we decided not to do it than not do it.

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MANOJ: Sure sir, I completely understand. I am just trying to understand may be not for next year, if I was to ask you, if you want to look at lets us say a 5-year horizon, what will be the kind of profit growth of CAGR over 5 year that management would like to have, of course it will depend on number of things as to how the US economy plays out or some other things happens, but what is kind of comfortable levels the management would like to have.

VIVEK: Well, may be what I can do is I can take a look at the years gone by and say that is 5% the earnings growth that we had expected or planned for and the answer is absolutely not, I think that we had expected and anticipated a better price and a better exchange rate. In terms of going forward, one of the big impounder was at least that we have, I have not seen a 5-year outlook of the Indian rupee, so it is difficult for me to answer that question, but you know, for example, if I look at margins on a percentage basis for the last quarter and I look at the three big bad guys that drove margins down, we had the exchange rate at 1.1%, pricing at 1.5%, and the unusual receivables from the acquisition at about 1.6%. So, as a result those were the three bad guys, you know, I know that from a 5-year outlook I think that exchange rate outlooks we don't know, and pricing I mean I would assume that we are not going to have it fall 5% every year, otherwise we would all be in a lot of trouble.

MODERATOR: The next question comes from Mark Ragenbougan at the Ohio Teachers Firm. Go ahead.

MARK: I wanted to followup on an earlier in the Q&A where you were just talking about the fact that the US based players aren't really shelling up too much in the bids that you competing on. I wanted to then talk about the Indian only players, what type of pricing pressures they are putting on you folks, if you exclude you know the bigger three, yourselves, Infosys and TCS, how much are these other players causing you headaches as far as them driving down the prices and what happens to these players in 18 months, as this things settle down, do you see consolidation in those players or how do you think that will develop please?

VIVEK: First of all I just like to clarify on not seeing the US based players. I was talking about the offshore work. We do see them when we do things like package implementation, the large Oracle implementation, or a larger SI implementation, or if we were doing a system integration, competing for a system integration project at onsite, so I think that in those kind of places we do see them, but the specific you know the area that I was answering at that time was relating to the offshore projects and so I wanted to make sure that don't miscommunicate on that. But coming back to your question about Indian competitors, I think that if you exclude the big guys, we are really not seeing much competition from the mid tier guys. As things are happening, what we are seeing is that customers are framing every contract as being a big contract, and as a result their own selection process is dropping the mid tier guys out in most

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instances. So, as a result in one or two cases we have actually seen a situation where we have had one of the mid tier guys, but primarily it is almost always a automatic entry into the finals for may be you know a Wipro, and a TCS, and a Infosys, and big one more you know Cognizant or Satyam depending on you know which industry you are in, and then it becomes a sort of break off as to which, primarily two of those four would get into the final rates.

MODERATOR: Next question comes from the line of Nandita Parker from Carmen Capitals. Please go ahead.

NANDITA PARKER: This question is for Raman. Raman, about a year ago, you had said that your biggest fear in the BPO business is that the people start behaving like it is already a commodity business. And I think that fear seems to have played out in terms of two things, one is pricing and the other is attrition or poaching, could you address that issue in terms of how you are handling both of these and what your sense of the environment is?

RAMAN: Nandita, if you look at the results that we have declared for the last quarter, we have shown a margin of 26% on about $14 million and that indicates that we have been able to hold out on some of the pricing aspects, but yes you are right our fears of people doing business at considerations other than purely commercial, that is what we are seeing in the market place. Attrition and poaching for some of these players, you go and get business at prices that perhaps from our estimation do not necessarily make those kind of margins and then you have to demonstrate competency and capability, a lot of which resides in people other than processes technology and systems, and then you try to poach and bring in some of the people thereby increasing your own costs and perhaps the cost base for the industry. Visa concerns, how are we tackling it from the perspective of Wipro Spectramind, we try not to enter into deals that are not commercially viable. And, we have been up front and honest with customer or with potential customers to say at these kinds of rates you may be getting quotes from others but for us it is not commercially viable. We can't comment on the business of others but for us it does not make sense. On poaching, we are trying to work out various other ways to make a long-term carrier for our employees and what we are already seeing is that a decrease in the attrition rate. If you look at the attachments that you see as a part of our press release you see a decline in the attrition rate. And again from the perspective now being a part of the Wipro world for the last nine months, there is the traction of the brand; there are growth opportunities now for our people, not only in Wipro Spectramind but in the larger world of Wipro.

NANDITA PARKER: Right, thanks Raman. So, are these margins sustainable?

RAMAN: In our opinion, what we have said before is that long term the margin will come down to somewhere between 18% and 22%-23% for the industry, though we are very very surprised that some of the published results that we are

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seeing we are trying to understand that a little better. From Wipro Spectramind perspective, we think somewhere in the region of 20% in the long term is sustainable.

NANDITA PARKER: This is the net margin?

RAMAN: That is the net margin.

MODERATOR: The next question comes from the line of Girish Pai. Please go ahead.

GIRISH PAI: Yes, in the current environment where we are seeing a bit of discontinuity in volume growth, I was just trying to understand what is your pricing strategy. Are you seeing some of your larger peers dropping prices dramatically and how are you countering it?

VIVEK: I assume you mean on the global IT services space and indeed what we are seeing is that once you have consultants in there and once you have a very rigorous formal purchasing process, you know, all our differentiating begins to tend to fade away and even if there are only four competitors, just the fact that two will make it, it means that it is a pretty aggressive competition. So, I would say that we do see our pricing pressure in terms of people competing and being willing to go up to a certain point. I think that in some sense the pricing that we have seen over the last quarter and the quarter before that already reflects some of that, but you know its a competitive game out there.

GIRISH PAI: And, do you have any threshold price beyond which you would not go and get a contract, internally do you have any kind of target?

VIVEK: Certainly we do, and I think that the challenge really is trying to differentiate between what the customer says is their volume and what we think is the way that their volume is going to ramp, because we had situations where customers have come in and not that they were misleading us deliberately, but come in and say, you know, they expect to have this 600 FTE kind of a deal within a year or two years and then once it get started, it goes so slow that it looks like you know that 600 FTE will either reach in three years or we gonna have to change something significantly. So, I think that what we are finding is those kind of deals out there where you have to make a call more on the basis of what do I think is a real realistic ramp up versus what customers are holding out because many of the customers and the kinds of volume that they are talking about are pretty high.

MODERATOR: Next, we go to ABN Amro to the line of Suraj Kini, please go ahead.

SURAJ: Yeah, Sir, this is small question on what kind of pricing you are looking at it for your top ten clients, so just to give an idea, what would be your average price of these top ten clients compare to your overall average?

VIVEK: I don't have the data off the top of my head, but I am having everybody in the room shake their heads so I guess we don't give that data out.

MALE PARTICIPANT: Okay, just to give some idea, would it be say 10% lower than your average or no idea?

VIVEK: At this point, I can't give you number of the top ten, I think that if you give a call later maybe we can give you an idea on that.

MALE PARTICIPANT: Okay, thanks a lot.

MODERATOR: And next, we go to the line of Amit Khurana of BSSN, please go ahead.

AMIT KHURANA: Yeah, just one clarification Vivek, you mentioned that the rupee appreciating is of course a concern, now in your interaction with the clients are we finding a receptivity on the part of clients to build in a mechanism in the deal structure, wherein a rupee appreciation is kind of build into the billing rate and a rupee depreciation because it benefits us we will pass on a part of the benefit to them. Are those kinds of deals are being talked about in the market place?

VIVEK: No, not right now. I think that if we had stared having this conversation when the world was tilting in our favor, we might today be in that position, but as things stand right now in a tough environment where most of our customers are hurting, if we go to them and say our costs went up because exchange rate and we would like to raise our prices, they are not being very receptive to that at all. In terms of new customers again as I said, if you have a TPI or XYZ led consulting led this thing chances are that the clauses are very much against you. So, at this moment in time there is not a single customer in which we are I would say engaged with a positive outlook that we would be able to get that exchange rate benefit flow through. We would rather just focus on seeing if we can get price and negotiate some sort of a price increase over three years.

AMIT KHURANA: Okay, final question Vivek. We will discuss the overall pricing pressure because of client getting back to us and competitions were increasing. Is it not a scenario where the industry structure has already shifted and now the issue is more on defending margins rather than trying to increase them, has the industry shift not already happened?

VIVEK: I guess I am trying to figure out I mean that's a characterization, and I am trying to stay away from a general characterization as much as to say. If I was to flip it around and say what would drive margins up and let's assume that we continue to face the pressure of the appreciating rupee. I mean, to me there are only two things that can drive margins up; one is pricing and the second is operating efficiencies. Let me take the second one first, I think that we have a little bit of head space in terms of utilization that can help. I think that maybe we could do a little bit better in terms of more G&A or compact a little bit on sales and marketing etc., but that would not move the meter that much. So, really what comes down to is, you can maybe offset comp increases with utilization, so net-net what you end up, we are just trying to figure out how you neutralize pricing and you know how you use pricing to neutralize a rising rupee, which means you have to get pricing to start going up. So, the margin going up comes back to the pricing going up kind of an argument, and if you look at pricing going up, I mean, the way I look at it is there are a couple or three things that can help pricing. One is, if our mix begins to move away from application management to application build, you know, when we build a new application or a new system for someone, there is much more pressure on time to market then there is on cost. On the other hand when we do an application management where the customer is saying I have got a cost stream and I want to move to India to get some cost savings, during pricing is paramount in their minds because that is the fundamental reason why there are doing this. That again leads to the fact that if you are going to expect more application build business to drive up your pricing you have to wait for some semblance of an upturn because the application build business is all discretionary, and this just does not allow discretionary spend going on in today's environment. So, that is one area and that links to the upturn, which you know who knows when that's going to come. And the second area is that we have had limited success since we are only 100 days into it in being able to cross sell into accounts that we got as a result of acquisition of the AMS, energy and utility consulting business, and to be able to do that at a pretty healthy price premium to where we were before or where we are elsewhere. So, if we are able to get back going with a significance of scale and maybe you know as we go through the next year or two years and be able to build more acquisition and be able to drive that, I think that is a second element of improvements in realizations that we can look at. The third element is when we end up being in a situation where with our customers this growth phase is now behind them and they go into a steady state. At that point, we have the ability to go back and say I am not getting incremental revenue, I would like to be able to get more pricing. The good news or bad news depending on which way you look at it because that is a trade off, is I think that refused a year ago because most of the customers were talking to have an intention to raise their volumes not flatten them. So, that's kind of where we are right now. Long answer, but I tried to be comprehensive.

AMIT KHURANA: Yeah, thanks a lot.

MODERATOR: Our next question comes from the line of Rahul Dhruv from Salomon Smith Barney. Please go ahead.

RAHUL: Yeah, hi. You know Mr. Premji actually mentioned early in the call that there is short-term pain for long-term gains when it comes to acquisitions. Can you just give us some idea in terms of where this whole AMS deal is? I mean, I have heard Sudeep mentioning in the morning that there are lot of clients that have come up because of this acquisition and how much work is already started shifting offshore? When do you really see this benefiting in terms of great revenues coming in etc.?

SUDEEP: We have got as I mentioned in the morning a number of clients with whom we are now engaged. Now, these are all clients, which we have started billing in the last you know six to eight weeks. The first part as always is work, which is more of a consulting nature preparatory to what might be longer-term offshore contracts, which will come down the line. So, I guess we will be seeing the benefits of this after some more time and the good news is that the conversations that we are currently having or the nature of work that we are doing with all these inclined tradition are of a significantly higher level of expertise and that promises to bring in work, which will be not only of high volume but will be more sustainable with more elements of higher content of work, so we should be able to realize the benefits of all this as we go forward.

RAHUL: Right Sir. I mean, at what stage are you in this whole cycle maybe it is a three-quarter cycle or a four-quarter cycle that you really start getting the benefit, where would you see?

SUDEEP: Well, I would guess two to three quarters.

RAHUL: Okay, my second question was on the exchange rate. You have seen the average exchange rate decline by 2.5% sequentially this quarter as in your top line growth in dollar terms was around 8.5 and in the rupee terms was around 6.5 something, so I mean, such a steep drop what is the reason for that?

SURESH: Well, last quarter, we had the advantage of you know pound being much better compared to rupee and we had lost out only on dollar, but this quarter that is the quarter ending March, we had hurt on all the fronts, all currencies. So, I think that is the reason why it is higher than the earlier quarter.

RAHUL: Yeah, thank. One last question.

SURESH: Because you also get the impact of the translation.

RAHUL: Sorry.

SURESH: Because you also sort of get the adverse impact of the translation you know the money that lies in the form of an advance, etc. etc. that is also to be mark to market kind of thing.

RAHUL: Vivek, actually you mentioned earlier that you know that there is a threshold pricing that you have in terms of a level below which you will not go, where do you see the current pricing vis-a-vis that threshold?

VIVEK: It is difficult to answer that question. I am struggling because as I said its very linked to volume, so if somebody comes in and says that there is a opportunity for us to take over a full application suite, our pricing is very different from someone who says that I have got a particular you know one application or like to do a pilot or can we start with this familiarity study, etc. Really I mean literally at this time we are talking with customers in the range anywhere from estimates of small project to people who say well I think I can be at a run rate of $50 million in four quarters.

RAHUL: Right, and you internally have a model wherein I know anything above this level would widely mean this pricing.

VIVEK: That's right.

RAHUL: And, you would not want to break that threshold ever.

VIVEK: That's right.

RAHUL: Okay.

VIVEK: I think that if you look at what's going on the pricing front, I mean, its not like every customers coming at you. It is that the customers, I think I mentioned in the morning as well, the customers that looking at being able to give you incremental volumes are primarily the ones that are coming at you asking for better pricing.

RAHUL: Sure, I had actually one more question. I will go after that. You mentioned earlier that you know in the sales and marketing the investments have been good, you will continue to do that on an absolute basis of course there will be an increase, but do you think as a percentage of sales they could be dropping off, I mean, you are not adding headcounts as you said earlier, do you think they will spoil as a percentage sales or the trajectory of growth would be slightly lower than the revenue trajectory.

VIVEK: Actually, I said that we will be adding head count of a different nature, so I don't want to miscommunicate that because I am saying that we won't hire you know field sales people but we would hire people of a more of an account manager kind of a profile. So, we will be adding heads along that line, but in terms of sales and marketing as a percentage of sales I am not sure I could give you those specific guidance except to say that we plan to continue to invest in the brand build and in the opportunity that we have as we stand right now. I am sorry, you are asking for specific answer, of course, I am giving you a vague answer but that is all I can tell.

RAHUL: Right, this offshore ratio, I mean, you know there has been some turn that some companies have actually seen. Of course, you had a most of the growth coming in this quarter onsite, but are you seeing any signs of that happening because you mentioned as that being one of the positives for margins going forward. So, are you seeing any signs of that happening?

VIVEK: No, I think that the driver for the onsite growth is our package implementation....

MODERATOR: We have lost contacts with India. We are going to try to call them back right now. Please continue to hold while we reach India again.

RAHUL: Thanks Kim.

MODERATOR: Please continue to hold. Okay, we have reestablished contact with them. You will be in the conference momentarily. Okay. We have reestablished contacts with India and if you want to request yourself that last question, go ahead.

VIVEK: Sure, you know, I had just finished a very articulate explanation, but I guess I will start again. Basically, if you look at the things that are driving the higher onsite ratio it is really is the package implementation business, which tends to be more onsite, and also the infrastructure services business, which particularly as we start a project tends to be more onsite. So, I would say that it really is reflective of what I would call more project starts on the infrastructure services side that anything that sustaining.

MODERATOR: If there are any further questions, now it is a time to press 1. Here we have no one that is queuing up. So, it appears there are no further question. Please, there was one more question. We go to the line of Rahul Dhruv from Smith Barney.

RAHUL: Sorry, my earlier question was not totally answered. What I was basically looking at is, I mean what you explained to me is why the onsite ratio is higher? Are you seeing any signs of that coming back because actually in the morning call you mentioned that application maintenance or application management is increasing as a share of overall business, which would be very offshore-centric, while what you just said is packaging limitation and seems outsourcing is driving the onsite ratio. So, I mean, I am just trying to get the direction of when would the ratio to offshore turn?

VIVEK: I am sorry if I didn't answer your question fully, but yes we do expect that our onsite ratio would drop in the sense you know in terms of being more offshore centric. It is somewhat unusual on that infrastructure services field.

RAHUL: Sure. Thank you very much.

VIVEK: Okay.

MODERATOR: The next question comes from the line of Girish Pai. Please go ahead.

GIRISH PAI: Yeah. Vivek, you mentioned that the MNC the global service provider are competing with you for some of the large contracts. I was just trying to understand the win rate in those contracts. Do you see the global providers walking away with most of the larger contracts or do you think the Indian ones are holding their own?

VIVEK: It is tough to say because you know none of the deals where we had this head-to-head competition; we have had a closure on yet. So, I think that the win rate is a little early to talk about. You know I am thinking of the big deals and they are all still talking.

GIRISH PAI: Okay, just one last question is on hiring of local people in the respective geographies that you work in considering the controversy regarding HI and L1 visas, what's your view on that? Do you see more hiring of locals happening going forward and what do you think will be the implication on the your cost structure?

VIVEK: I think that the hiring that we are doing right now is primarily through the acquisition front, so we really have not hired organically. A lot of people on the development side, except in Japan, where we built a 25 person onsite team that acts as a sort of program management interface, I think that we clearly would probably expect some mixed model but not in the immediate term. I think in the immediate term the people we hire will continue to be of a consulting variety either organically or inorganically. So, I don't see that as being a significant driver in either direction.

GIRISH PAI: Thank you.

SURESH: May we have last question operator.

MODERATOR: Our last question is coming from Scott Ericsson with Imperial Capital. Please, go ahead.

MALE PARTICIPANT: Yes, thank you. I had a few questions actually. Earlier in the call you mentioned the reasons for the margin pressure, rupee appreciation and then also pricing pressure, but then later you said that the decline in the gross margins from December quarter to the March quarter was rupee appreciation and the change in the offshore and onsite mix. Can you just clarify that?

LAN: What we said was that the big reasons like Vivek said were these three, but there were certain other factors like the other ones that kind of utilization increase after certain amount of pricing pressure and certain things like that. So, what we mentioned was a big three factors, which contributed to the decline in the margin.

MALE PARTICIPANT: Okay, okay, I understand. Can you comment on any wage pressure that you are seeing right now?

VIVEK: I think that what you are seeing is the wage pressure for the project managers for the sort of mid tier and the very qualified if you will, not much pressure at all in terms of the entry level or just at a programmer level, so we are seeing a sort of the mid tier kind of managerial level and above having a wage pressure and below where really the masses not as much at all.

MALE PARTICIPANT: Okay, and then can you give us a sense for what the margin differential is between onsite and offshore?

MALE SPEAKER: Typically, on onsite projects, we have gross margins of approximately around 30-35% and an offshore is about 50-55%.

MALE PARTICIPANT: Okay, alright, great.

VIVEK: Yeah, there is just one clarification. But in terms you know while the percentages are different in terms of dollar per man month, it is relatively the same.

MALE PARTICIPANT: Okay, alright. And then my last question was you know you mentioned earlier what you thought that margins were longer term. What do you think they are from an operating margin standpoint?

VIVEK: Actually, I don't think I said anything about long term net margins.

MALE PARTICIPANT: Okay, I thought there was a comment on long term margins you can hold around 20%, you were just commenting on the industry mark as well, so I am just curious as to where do you think operating margins for the industry go.

VIVEK: Yeah, I think that was a discussion we had in the context of the business process outsourcing business and not on the IT services type of a business.

MALE PARTICIPANT: Okay.

VIVEK: Do you want comment Raman on the operating margins? I think what he was saying 20%, he was talking about operating margins because there are no taxes and residual cash. It is PBIT, profit before interest and taxes. Yeah, not EBIDTA, that he was talking about and that was on the business process outsourcing.

MALE PARTICIPANT: Okay.

SURESH: And for the last quarter, in the March, they have posted at 26% EBIT.

MALE PARTICIPANT: Okay. Alright. Thank you.

MODERATOR: And, there are no further questions at this time, please continue.

MODERATOR: And, do you have any closing comment before we sign off.

SRIDHAR: Yeah, thank you very much. We have for your convenience digitized replay starting at 12:45 p.m. and if you have any further questions, please feel free to call me at 408-242-6285. Thank you.

MODERATOR: Ladies and gentlemen that does conclude our conference for today. Thank you for your participation and for using HNT Executive Teleconference. You may now disconnect.